UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69986 / July 15, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15355

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In the Matter of	:	
	:	
THE GREAT TRAIN STORE CO.,	:	
GREATE BAY CASINO CORP.,	:	ORDER MAKING
GRIDLINE COMMUNICATIONS HOLDINGS, INC.	:	FINDINGS AND
(f/k/a NORTH SHORE CAPITAL IV, INC.),	:	REVOKING
GULF EXPLORATION CONSULTANTS, INC.,	:	REGISTRATIONS BY
GULFSIDE INDUSTRIES LTD. (n/k/a	:	DEFAULT AS TO SEVEN
CONSOLIDATED GULFSIDE RESOURCES, LTD.),	:	RESPONDENTS
GULFTEX ENERGY CORP.,	:	
LYNN TWO, INC., and	:	
III TO I MARITIME PARTNERS CAYMAN I, LP	:	

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The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on June 11, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents The Great Train Store Co. (The Great Train Store), Greate Bay Casino Corp. (Greate Bay), Gulf Exploration Consultants, Inc. (Gulf Exploration), Gulfside Industries Ltd. (n/k/a Consolidated Gulfside Resources, Ltd.) (Consolidated Gulfside), Gulftex Energy Corp. (Gulftex), Lynn Two, Inc. (Lynn Two), and III to I Maritime Partners Cayman I, LP (Maritime) (collectively, Respondents), repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.[1]

The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP by June 17, 2013, in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii). Answers were due ten days after service of the OIP. OIP at 4; 17 C.F.R. §§ 201.160(b), .220(b). On July 2, 2013, Respondents were ordered to show cause why this proceeding should not be determined against them. To date, Respondents have not filed Answers or responded to the show cause order.

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[1] The Division of Enforcement has received a signed offer of settlement from Gridline Communications Holdings, Inc. (f/k/a North Shore Capital IV, Inc.).

Respondents are in default for failing to file Answers or otherwise defend the proceeding. See OIP at 4; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

The Great Train Store, Central Index Key (CIK) No. 924380, is a void Delaware corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The Great Train Store is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 2, 1999, which reported a net loss of over $2.9 million for the prior thirty-nine weeks. On February 28, 2000, The Great Train Store filed a Chapter 11 petition in the United States Bankruptcy Court for the District of Delaware, and the case was terminated on June 9, 2004.

Greate Bay, CIK No. 30117, is a dissolved Delaware corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Greate Bay is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2001, which reported a net loss of $267,000 for the prior year. On December 28, 2001, Greate Bay filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, and the case was terminated on January 22, 2004.

Gulf Exploration, CIK No. 824088, is a forfeited Delaware corporation located in Jacksonville, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Gulf Exploration is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1997, which reported a net loss of over $4,200 for the prior three months.

Consolidated Gulfside, CIK No. 865847, is a British Columbia corporation located in Somerset, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Consolidated Gulfside is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1995, which reported a net loss of over $148,000 for the prior nine months.

Gulftex, CIK No. 1122154, is a Texas corporation located in Woodstock, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Gulftex is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended October 31, 2001, which reported a net loss of over $3,500 for the prior three months.

Lynn Two, CIK No. 1407676, is a revoked Nevada corporation located in Sumter, South Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Lynn Two is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 30, 2009, which reported a net loss of over $1,300 for the prior six months.

Maritime, CIK No. 1385436, is a Cayman Islands company located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Maritime is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K/A for the period ended December 31, 2010, which reported a net loss of over $50 million for the prior year.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of The Great Train Store Co., Greate Bay Casino Corp., Gulf Exploration Consultants, Inc., Gulfside Industries Ltd. (n/k/a Consolidated Gulfside Resources, Ltd.), Gulftex Energy Corp., Lynn Two, Inc., and III to I Maritime Partners Cayman I, LP, are hereby REVOKED.

IT IS FURTHER ORDERED that the telephonic prehearing conference scheduled for July 26, 2013, is CANCELED.

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Cameron Elliot
Administrative Law Judge